Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: bclark@caneclark.com

August 25, 2006

U.S. Securities & Exchange Commission
Attn: Jorge L. Bonilla, Senior Staff Acct.
Division of Corporation Finance, M.S. 4561
Washington, D.C. 20549

Re:         California News Tech
File No. 000-50762
Form 10-K for Fiscal Year Ended
December 31, 2005

Dear Mr. Bonilla:

Thank you for your letter of August 10, 2006 containing comments on Form 10-K for the year ending December 31, 2005. Our response to your comments follows:

Form 10-K for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Product Development. Page F-7

1.
We have considered your response to our prior comment one. We are still unclear how your current accounting policies complies with the provisions of paragraph 8 of SFAS 86 and paragraphs 34-38 of SOP 98-1. Specifically, SFAS 86 indicates that amortization should commence when the product is available for general release to customers, and SOP 98-1 indicates that amortization should commence when the software is ready for its intended use regardless of whether it has been placed in service. Additionally, it is unclear how your amortization methodology complies with that described in paragraphs 8-9 of SFAS 86 or paragraphs 34-38 of SOP 98-1. Please explain to us how you have compiled with this literature.

In response to this comment, the company states the following:

Timing of amortization

Prior to the end of FY2005, the certain modules of the product were still underdevelopment, and we continued to capitalize related expenditures. At the end of FY2005, based on these facts, we judged that the products were still work-in-progress during FY2005.

Methodology of amortization
The expected economic life of the product is estimated to be five years. The investment in developing this product is being amortized over five years using the straight-line method.

We believe that the Company’s original filing was complete and included sufficient disclosures and information for all investors to make informed decisions.

In connection with responding to your comments, the Company acknowledges that

--the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

--the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CANE CLARK LLP

/s/ Bryan R. Clark
Bryan R. Clark, Esq.